Exhibit 11. Computation of per share earnings

The following table sets forth the computation of basic and diluted earnings per common share for Hudson Valley Holding Corp. for each of the years indicated:

	Year Ended December 31,
	2009	2008	2007
	(000’s except share data)

Numerator:
Net income available to common shareholders for basic and diluted earnings per share	$19,012	$30,877	$34,483
Denominator:
Denominator for basic earnings per common share — weighted average shares(1)	12,404,305	11,969,937	11,844,712
Effect of diluted securities:
Stock options(1)	246,665	405,159	474,918

Denominator for diluted earnings per common share — diluted weighted average shares(1)	12,560,970	12,375,096	12,319,630

Basic earnings per common share(1)	$1.53	$2.58	$2.91
Diluted earnings per common share(1)	1.50	2.50	2.80

(1)	Adjusted for the effects of the 10 percent stock dividends in 2009 and 2008.